Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333- 222429
December 3, 2019

Issuer:	Wisconsin Electric Power Company
Security:	2.05% Debentures due December 15, 2024
Principal Amount:	$300,000,000
Maturity:	December 15, 2024
Coupon:	2.05%
Initial Price to Public:	99.981% per Debenture
Yield to Maturity:	2.054%
Spread to Benchmark Treasury:	+52 basis points
Benchmark Treasury:	UST 1.500% due November 30, 2024
Benchmark Treasury Yield:	1.534%
Interest Payment Dates:	June 15 and December 15, commencing June 15, 2020
Redemption Provisions:	At any time prior to November 15, 2024 (the date that is one month prior to the maturity date, which is referred to herein as the “Early Call Date”), the debentures will be redeemable in whole or in part from time to time, at the option of the Issuer, at a “make-whole” redemption price equal to the greater of (i) 100% of the principal amount of the debentures being redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the debentures being redeemed that would be due if such debentures matured on the Early Call Date but for the redemption (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 10 basis points, plus in each case accrued and unpaid interest to, but not including, the redemption date. At any time on or after the Early Call Date, the Issuer may redeem the debentures, in whole or in part from time to time, at 100% of the principal amount of the debentures being redeemed plus accrued and unpaid interest to, but not including, the date of redemption.
Trade Date:	December 3, 2019
Expected Settlement Date:	December 10, 2019 (T+5)
Expected Ratings*
(Moody’s/S&P/Fitch):	A2 (Stable) / A- (Stable) / A+ (Stable)
CUSIP/ISIN:	976656 CL0 / US976656CL01
Joint Book-Running Managers:	BNP Paribas Securities Corp.
Mizuho Securities USA LLC
RBC Capital Markets, LLC
Scotia Capital (USA) Inc.
Co-Manager:	Siebert Williams Shank & Co., LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, Mizuho Securities USA LLC toll-free at 1-866-271-7403, RBC Capital Markets, LLC toll-free at 1-866-375-6829 or Scotia Capital (USA) Inc. toll-free at 1-800-372-3930.